UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VeraSun Energy Corporation

(Name of Issuer)

COMMON STOCK, Par Value $0.01 Per Share

(Title of Class of Securities)

92336G 10 6

(CUSIP Number)

Gregory S. Schlicht, Esq.

US BioEnergy Corporation

5500 Cenex Drive

Inver Grove Heights, Minnesota 55077

(651) 355-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Brian W. Duwe, Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

November 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92336G 10 6

(1)	NAME OF REPORTING PERSONS US BioEnergy Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER None
(8) SHARED VOTING POWER 18,421,009A
(9) SOLE DISPOSITIVE POWER None
(10) SHARED DISPOSITIVE POWER None

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,421,009A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% A
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

A

Pursuant to the Shareholders Agreement (as defined below), US BioEnergy (as defined below) may be deemed to have beneficial ownership of 18,421,009 shares of Common Stock (as defined below), constituting 19.9% of the 92,899,902 shares of Common Stock outstanding as of November 26, 2007, as set forth in the Merger Agreement (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by US BioEnergy that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of VeraSun Energy Corporation, a South Dakota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 22nd Avenue, Brookings, South Dakota 57006.

Item 2.	Identity and Background

(a) The name of the person filing this statement is US BioEnergy Corporation, a South Dakota corporation (“US BioEnergy”).

(b) The address of the principal office and principal business of US BioEnergy is 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077.

(c) US BioEnergy is primarily engaged in the production and sale of ethanol and distillers grains in the United States. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of US BioEnergy’s directors and executive officers, as of the date hereof.

(d) During the past five years, neither US BioEnergy nor, to US BioEnergy’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither US BioEnergy nor, to US BioEnergy’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in response to Item 4, the shares of Common Stock to which this Schedule 13D relates have not been purchased by US BioEnergy, and thus, no funds were used for such purpose. Pursuant to the Shareholders Agreement, dated as of November 29, 2007 (the “Shareholders Agreement”), between Donald L. Endres (the “Shareholder”) and US BioEnergy, US BioEnergy may be deemed to be the beneficial owner of 18,421,009 shares of Issuer Common Stock (collectively, the “Subject Shares”) held of record by the Shareholder. US BioEnergy and the Shareholder entered into the Shareholders Agreement to induce US BioEnergy to enter into the Agreement and Plan of Merger, dated as of November 29, 2007 (the “Merger Agreement”), among the Issuer, Host Acquisition Corporation, a South Dakota corporation and a direct, wholly owned subsidiary of the Issuer (“Sub”), and US BioEnergy. Pursuant to the Merger Agreement, Sub will merge with and into US BioEnergy (the “Merger”)

and, upon the consummation of the Merger (the “Effective Time”), US BioEnergy will continue as the surviving corporation in the Merger (the “Surviving Corporation”). Pursuant to the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of US BioEnergy (other than shares owned by the Issuer, Sub or US BioEnergy) will be converted into the right to receive 0.810 fully paid and nonassessable shares of Issuer Common Stock (the “Merger Consideration”), and at the Effective Time, all such shares of common stock, par value $0.01 per share, of US BioEnergy will automatically be cancelled and will cease to be outstanding. The Merger is subject to certain conditions, and there is no certainty that the Merger will be consummated. The descriptions of the Merger Agreement and the Shareholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated by reference herein.

Item 4.	Purpose of Transaction

(a)-(b) The Shareholders Agreement was entered into as a condition to the willingness of US BioEnergy to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer’s shareholders required in connection with the issuance of the Merger Consideration will be obtained. See the response to Item 3 for a more complete description of the Merger. Pursuant to the terms of the Shareholders Agreement, subject to the limitation set forth below, any shares of capital stock of the Issuer acquired by the Shareholder after the date of the Shareholders Agreement and during the term of the Shareholders Agreement (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Shareholders Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by the Shareholder may result in US BioEnergy being deemed to acquire beneficial ownership of additional securities of the Issuer. The number of Subject Shares is adjusted automatically by the terms of the Shareholders Agreement such that, at any time, the total voting power of the Subject Shares of the Shareholder will represent 19.9% of the total voting power of the Issuer’s Common Stock then outstanding.

(c) Not applicable.

(d) Pursuant to the Merger Agreement, at the Effective Time, the Issuer’s current Chief Executive Officer and President will continue to serve in such capacity while US BioEnergy’s current Chief Executive Officer and President will serve as non-executive Chairman of the Board of Directors of the Issuer. The Board of Directors of the Issuer will also consist of ten members, of which four will be selected by US BioEnergy and six will be selected by the Issuer.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f) Not applicable.

(g) Pursuant to the Merger Agreement, at the Effective Time, the Amended By-laws of the Issuer will be amended as set forth below:

•

to provide that the Chairman of the Board, the Chief Executive Officer, the President or the Board may call special meetings, in addition to the provisions relating to shareholders calling special meetings;

•

to (i) expand the Board of Directors to ten members, (ii) provide that special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the President or any two directors and (iii) to provide that any Executive Committee cannot remove any person for whom an affirmative vote of not less than 75% of the entire Board of Directors is required for removal (as provided below);

•

to provide (i) for a non-executive Chairman of the Board, (ii) that the non-executive Chairman of the Board will preside over all meetings of the Board of Directors and shareholders at which he is present, (iii) for a Chief Executive Officer, (iv) that the Chief Executive Officer will have general supervision and direction of the business and affairs of the corporation, will be a member of the Board of Directors and will report directly to the Board of Directors, (v) that at the Effective Time of the Merger, the Chairman of the Board and the Chief Executive Officer will be elected by the Board of Directors to serve until the annual meeting of shareholders in 2009, unless earlier removed as provided below and (vi) that notwithstanding anything to the contrary in the By-laws, until the annual meeting of shareholders in 2009, (x) the removal of Gordon W. Ommen as non-executive Chairman of the Board of Directors or (y) the removal of Donald L. Endres from the office of Chief Executive Officer, any modification to the provisions of his employment contract which provide for his term of office or any modification to the role, duties, authority or reporting line of the Chief Executive Officer, each will require the affirmative vote of not less than 75% of the entire Board of Directors; and

•

to provide that the Board of Directors may not alter, amend or repeal, or adopt new By-laws in conflict with, or recommend any such action to shareholders that would amend any provision of the By-laws which requires a 75% vote of the entire Board of Directors for action to be taken thereunder, without the affirmative vote of not less than 75% of the entire Board of Directors.

(h) - (i) Not applicable.

(j) Other than as described above, US BioEnergy currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although US BioEnergy reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b) Except as set forth on Schedule B hereto, which is incorporated herein by reference, as of the date hereof, neither US BioEnergy nor, to US BioEnergy’s knowledge, any person named in Schedule A hereto, is the beneficial owner of any Issuer Common Stock. As a result of the Shareholders Agreement, however, US BioEnergy may be deemed to be the beneficial owner of the Subject Shares for purposes of Rule 13d-3 under the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by US BioEnergy that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The Subject Shares constitute 19.9% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 92,899,902 shares of Issuer Common Stock issued and outstanding at the close of business on November 26, 2007.

Pursuant to the Shareholders Agreement, the Shareholder agreed to, among other things, vote his Subject Shares (representing in the aggregate 19.9% of the Issuer Common Stock at any time outstanding) in favor of the approval of the issuance of Issuer Common Stock in the Merger, the Merger and each of the other transactions contemplated by the Merger Agreement and against any alternative transactions, and pursuant to this has granted a proxy to US BioEnergy and Gregory Schlicht and Rich Atkinson, in their respective capacities as officers of US BioEnergy, to vote the Subject Shares as such. The Shareholder also agreed not to solicit alternative transactions and not to transfer the shares of Issuer Common Stock to which the Shareholders Agreement applies. In addition, for 180 days after the Effective Time (the “Lock-Up Period”), the Shareholder also agreed not to sell any shares of Issuer Common Stock to which the voting arrangement described above applies.

The Shareholders Agreement will terminate upon the earlier of the consummation of the Merger (other than the provision relating to the Lock-Up Period) and the termination of the Merger Agreement in accordance with its terms. If, however, the Merger Agreement is terminated (i) in circumstances where the Issuer is or may be obligated to pay a termination fee or (ii) as a result of a willful breach by the Issuer of any of its covenants or agreements contained in the Merger Agreement, then the Shareholders Agreement will continue in effect for twelve months after the date of termination of the Merger Agreement. The descriptions of the Merger Agreement and the Shareholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

(c) Except as set forth on Schedule B hereto, which is incorporated herein by reference, neither US BioEnergy nor, to the knowledge of US BioEnergy, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of US BioEnergy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger, dated as of November 29, 2007, among VeraSun Energy Corporation, Host Acquisition Corporation and US BioEnergy Corporation (filed as Exhibit 2.1 to the US BioEnergy Corporation December 5, 2007 Form 8-K and incorporated herein by reference).

2	Shareholders Agreement, dated as of November 29, 2007, between US BioEnergy Corporation and Donald L. Endres (filed as Exhibit 10.1 to the US BioEnergy Corporation December 5, 2007 Form 8-K and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2007

US BIOENERGY CORPORATION,

by	/s/ Gregory S. Schlicht
Name:	Gregory S. Schlicht
Title:	Vice President, General Counsel and Corporate Secretary

SCHEDULE A

Directors and Executive Officers of US BioEnergy Corporation

The following is a list of the directors and executive officers of US BioEnergy Corporation, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. All directors and officers listed below are citizens of the United States. The business address of each person listed below is c/o US BioEnergy Corporation, 5500 Cenex Drive, Inver Grove Heights, MN 55077.

Board of Directors of US BioEnergy Corporation

Name	Present Principal Occupation
James E. Dauwalter	Chairman, Board of Directors; US BioEnergy Corporation; Chairman, Board of Directors; Entegris, Inc., a materials integrity management company

Jay D. Debertin	Executive Vice President and Chief Operating Officer, Processing; CHS Inc., a diversified energy, grains and foods company

Charles R. Haynor	Director and Shareholder; Briggs and Morgan, Professional Association, law firm

Jennifer A. Johnson	Director and Chief Financial Officer; Fagen, Inc., a design-build contractor

James B. Morgan	President and Chief Executive Officer; Daktronics, Inc., a designer and manufacturer of electronic displays

Gordon W. Ommen	Chief Executive Officer and President; US BioEnergy Corporation

Mark A. Ruelle	Executive Vice President and Chief Financial Officer; Westar Energy, Inc., an electric utility company

Executive Officers of US BioEnergy Corporation

Name	Position
Gordon W. Ommen	Chief Executive Officer and President

Richard K. Atkinson	Senior Vice President and Chief Financial Officer

Name	Position
Chad D. Hatch	Vice President of Corporate Development

Kim Y. Regenhard	Vice President of Human Resources and Communications

Gregory S. Schlicht	Vice President, General Counsel and Corporate Secretary

SCHEDULE B

Certain Information Required by Item 5 of Schedule 13D

(a)-(b) Set forth below is the aggregate number and percentage of Issuer Common Stock beneficially owned by each person named in Schedule A hereto.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Gordon W. Ommen	185,543*	0.2%

*	Includes shares of Issuer Common Stock beneficially owned by each of Gordon W. Ommen, Capitaline Advisors, LLC and Capitaline General Partner, LLC. As the sole member of Capitaline Advisors, LLC, which is the manager of Capitaline General Partner, LLC, Mr. Ommen has voting and investment control over 89,107 and 4,860 shares of Issuer Common Stock held by Capitaline Advisors, LLC and Capitaline General Partner, LLC, respectively. Mr. Ommen has direct beneficial ownership of 91,576 shares of Issuer common stock.

(c) James B. Morgan sold shares of Issuer Common Stock in open market transactions as indicated below:

Date of Transaction	Amount of Securities	Price per Share
10/17/07	10,000	$12.00
10/17/07	10,000	$12.00
10/17/07	10,000	$12.0023
10/17/07	10,000	$12.00
10/22/07	10,000	$12.50
10/22/07	10,000	$12.50
10/22/07	10,000	$12.1107
10/22/07	8,300	$12.50
10/22/07	9,900	$12.50
10/24/07	10,000	$12.00
10/24/07	10,000	$12.00
10/25/07	5,609	$12.78
10/25/07	1,700	$12.78
10/25/07	100	$12.78